SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR March 30, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relation Officer
Helmut Bossert
Head of Capital Markets and Investor Relations
Tel: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: hbossert@sabesp.com.br

SBSP3: R$ 140.40/000 shares
SBS: US$11.83 (ADR=250 shares)
# shares: 28,480 million
Market capitalization: R$3.99billion
Closing Price: March 29, 2004

SABESP announces
Year 2003 Results

São Paulo, March 29, 2004 - SABESP - Cia. de Saneamento Básico do Estado de São Paulo – (Bovespa: SBSP3; NYSE: SBS), the largest water and sewage utility company in the Americas and the third largest in the world (in number of customers), today announced its results for the year 2003. The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refer to the year-end results of 2002 and 2003.

Full Year Highlights

  New tariff formula, to automatically define the annual readjustment. The 18.95% readjustment implemented on August 29, 2003 was based on this new formula.

  Refinancing of debt maturing in 2003.

Repricing of Debentures, 3rd issue (March 2003); Repricing of Debentures, 5th issue (October 2003); Issue of US$ 225 million in Eurobond (June 2003).

  Acquisition of the municipality of São Bernardo do Campo water and sewage service, with operations starting in January 2004.

  Distribution of interest on own capital in the amount of R$ 504 million, R$ 17.70 per thousand shares.

  EBITDA was R$ 2.1 billion. The EBITDA margin rose from 49.4% in 2002 to 50.5% in 2003.

1. SABESP improves EBITDA margin and gross revenues grow 8.7%.

(R$ million)

Highlights	2002	2003	Change

Gross Operating Revenue	3,962.4	4,307.5	8.7%
EBIT (1)	1,341.0	1,512.0	12.8%
EBITDA (2)	1,860.1	2,076.5	11.6%
EBITDA Margin	49.4%	50.5%
Net Income/Loss	(650.5)	833.3

(1) Earnings Before Interest and Taxes
(2) Earnings Before Interest, Taxes, Depreciation and Amortization

SABESP recorded gross revenues of R$ 4,307.5 million and EBITDA of R$ 2,076.5 million in the year 2003. Net income for the year was R$ 833.3 million, reflecting the positive impact of the appreciation of Real against Dollar and the increase of gross revenues.

2. Gross Revenues

Gross revenues increased by R$ 345.1 million or 8.7%, as a result of the tariff readjustment of 18.95% implemented on August 29, 2003.

The tables below show the water and sewage services volume billed to retail by category of use and region in the years 2002 and 2003 (unaudited):

Volume of Water and Sewage Billed to the Retail Market - million m3

	Water			Sewage			Water and Sewage
By Category of Use	2002	2003	% Ch.	2002	2003	% Ch.	2002	2003	% Ch.

Residential	1,204.8	1,199.1	(0.5)	913.6	918.9	0.6	2,118.4	2,118.0	---
Commercial	146.7	142.5	(2.9)	127.4	125.6	(1.4)	274.1	268.1	(2.2)
Industrial	31.2	30.8	(1.3)	27.8	29.2	5.0	59.0	60.0	1.7
Public	47.9	46.4	(3.1)	36.7	36.0	(1.9)	84.6	82.4	(2.6)

Total	1,430.6	1,418.8	(0.8)	1,105.5	1,109.7	0.4	2,536.1	2,528.5	(0.3)

Volume of Water and Sewage Billed to the Retail Market - million m3

	Water			Sewage			Water and Sewage
By Region	2002	2003	% Ch.	2002	2003	% Ch.	2002	2003	% Ch.

Metro Region	936.3	932.0	(0.5)	734.5	741.0	0.9	1,670.8	1,673.0	0.13
Regional (*)	494.3	486.8	(1.5)	371.0	368.7	(0.6)	865.3	855.5	(1.1)

Total	1,430.6	1,418.8	(0.8)	1,105.5	1,109.7	0.4	2,536.1	2,528.5	(0.3)

(*) Consists of the Coastal and Interior Regions.

3. Costs, Administrative and Selling Expenses

Costs, Administrative and Selling expenses increased R$ 171.7 million or 7.1%. The main changes were as follows:

(R$ million)

Item	2002	2003	Difference	%

Salaries and Payroll Charges	846.3	1,033.1	186.8	22.1
General Supplies	76.8	86.0	9.2	12.0
Treatment Supplies	77.7	88.6	10.9	14.0
Third Party Services	361.7	329.6	(32.1)	(8.9)
Electric Power	266.1	322.9	56.8	21.4
General Expenses	92.3	130.0	37.7	40.9
Depreciation and Amortization	519.1	564.5	45.4	8.8
Tax Expenses	23.2	26.4	3.2	13.8
Credit Write-offs	162.9	37.6	(125.3)	(76.9)
PASEP Credit (Public Service Employee Savings Program)	-	(20.9)	(20.9)	-

Costs, Administrative and Selling Expenses	2,426.1	2,597.8	171.7	7.1

3.1. Salaries and Payroll Charges

Increased by R$ 186.8 million or 22.1%, mainly due to the following factors:

a)	Increase in wages, benefits and payroll-related charges of 14.45% beginning May 2003, as a result of the collective labor agreement;

b)	Allocation of 2% of payroll to the redefinition of personnel roles and compensation (as from September 2003), related to the Performance-based Compensation Plan;

c)	Provision for benefits to retired employees in the amount of R$ 18.1 million, calculated pursuant to CVM Deliberation # 371, in accordance to independent report; and

d)	Compensation expenses totaling R$ 34.6 millions for former employees who left the company through the PDI – Plano de Demissão Incentivada (Dismissal Encouragement Program).

3.2. General Supplies

Increased by R$ 9.2 million or 12.0%, mainly in fuels and lubricants, arising from the price increase during the year. Other items that contributed to this increase consisted of maintenance of residential connections and networks and higher consumption of materials used in safety and protection.

3.3. Treatment Supplies

Increased by R$ 10.9 million or 14.0%, as a result of price readjustment and strong drought in the period. The strong drought led to low quality of raw water sources with the proliferation of algae, which leaves odor and taste in the water when dead, resulting in increased demand for treatment supplies and coagulants.

The table below shows the impact of the cost increases on the main chemical supplies used by SABESP in its treatment process:

Cost per Supply Item – in R$ million	2002	2003	Difference	%

Ferric Sulfate	12.0	15.7	3.7	30.8
Chlorine	15.0	17.3	2.3	15.3
Aluminum Sulfate	6.9	9.0	2.1	30.4
Aluminum Polychloride	1.7	3.6	1.9	111.8
Lime	10.0	11.3	1.3	13.0
Sodium Hydroxide	0.8	2.0	1.2	150
Other Treatment Supplies	31.3	29.7	(1.6)	(5.1)

Total	77.7	88.6	10.9	14.0

3.4.Third Party Services

Decreased by R$ 32.1 million or 8.9%, as a result of the reduction in advertising services, network maintenance services and residential connection maintenance services.

3.5. Electric Power

Electric Power presented an increase of R$ 56.8 million or 21.4%, due to the following factors:

a)	Increase of 3.7% in the consumption from 1,972,777 MWh (2002) to 2,045,418 MWh (2003);

b)	Increase of 0.85% due to the collection of the Emergency Contribution Charge (ECE), which changed from R$ 5.70/MWh to R$ 8.50/MWh;

c)	Weighted average increase of 16.0% of electricity tariffs in the period.

3.6. General Expenses

General Expenses recorded an increase of R$ 37.7 million or 40.9%, due to the following factors:

a)	Increase of provisions for losses in the amount of R$ 26.0 million, related to provisions for receivables from suppliers and from judicial deposits;

b)	Increase of R$ 5.8 million of billing expenses, due to the readjustment of banking collection services; and

c)	Increase of other general expenses by R$ 5.7 million, as a result of the use of tax incentives during the year 2003.

3.7. Depreciation and Amortization

Depreciation increased by R$ 45.4 million or 8.8%, due to recognition of R$ 796.2 million related to sites under construction as permanent assets.

3.8. Credit Write-offs

This line presented a decrease of R$ 125.3 million or 76.9%, mainly due to the reversion of the allowance for doubtful accounts related to invoices issued to the municipality or São Bernardo do Campo in the amount of R$ 129.1 million, following the transfer of the service of this city.

3.9. PASEP Credit

Beginning in December 2002, the Law # 10,637/2003 has changed the calculation basis and accounting of PASEP. Consequently, starting in 2003, this credit in the amount of R$ 20.9 million has been presented in Costs and Operating Expenses.

4. Net Financial Expenses (Income)

Financial Expenses showed a decrease of R$ 1,929.8 million in 2003, due to:

a) Financial Expenses

Showed an increase of R$ 53.0 million due to the following factors:

  Interest expenses on domestic loans and financing, which rose R$ 62.0 million due to the increase in the Certificates of Interbank Deposits (CDI) annual interest rate on the outstanding amount of debentures and the addition of the 5th issuance of debentures starting in April 2002.

  Interest expenses on foreign loans and financing, which decreased R$ 20.9 million due to the appreciation of the Real against the US dollar throughout the period. This appreciation resulted in a reduction in interest expenses in 2003.

  Increase of other financial expenses by R$ 5.0 million related mainly to banking fees on the debentures issue;

  Increase of taxes paid on international money transfer by R$ 13.5 million, due to the larger volume of money remitted abroad during 2003;

  Other financial expenses decreased R$ 4.1 million, mainly due to interest related to tax lawsuits that took place in 2002;

  Provisions decreased by R$ 2.5 million due to the reduction of the provision for lawsuits with suppliers.

b) Monetary/Foreign Exchange Variation

Decreased by R$ 1,815.2 million due to:

  Foreign Exchange Variation on foreign loans and financing decreased R$ 1,888.2 million due to the impact of the appreciation of the Real against the US dollar – R$3.5333/US$ in 2002 to R$2.8892/US$ in 2003.

  Monetary Variation on domestic loans and financing grew by R$ 52.8 million due to higher variation of Unidade Padrão de Referência (UPR) in 2003 (4.65%) when compared to 2002 (2.80%)

  Other Monetary Variation increased by R$ 20.0 million, mainly as a result of the monetary variation of the interest on own capital by the amount of R$ 31.1 million.

c) Monetary Variation

Increased by R$ 168.6 million mainly due to the recognition and reassessment of R$ 75.0 million in accounts receivables related to the municipality of São Bernardo do Campo and the amount of R$ 58.5 million resulting from monetary variation on the settlement with São Paulo State Government (GESP).

5. Non-Operating Expenses (Income)

This line showed an increase of R$ 42.8 million mainly due to the write-off of permanent assets and other projects by the amount of R$ 35.4 million and R$ 11.2 million respectively.

6. Income Taxes and Social Contribution

The provision for income taxes and social contribution increased by R$ 213.2 million, as a result of the comparison between the positive value of fiscal year of 2003 and the negative value of the fiscal year of 2002.

The deferred income taxes and social contribution decreased by R$ 352.7 million, due to reassessment of the fiscal loss in 2002, the negative base for social contribution and the provision for contingencies of COFINS/PASEP, among others.

7. Operating Indicators

As can be seen in the table below, the Company continues to expand its services by increasing the number of water and sewage connections and population served (unaudited):

Operating Indicators	2002	2003	%

Water Connections (1)	5,898	6,044	2.5
Sewage Connections (1)	4,304	4,462	3.7
Population directly served – water (2)	21.2	21.3	0.5
Population directly served – sewage (2)	16.8	17.2	2.4
Bulk Water Sales billed (3)	339	346	2.1
Retail Water Sales billed (3)	1,431	1,419	(0.8)
Sewage Service Sales billed (3)	1,105	1,110	0.4
Number of employees	18,505	18,546	0.2
Operating productivity (4)	551	566	2.7

(1) In 1,000 units at the end of the period
(2) Millions of inhabitants at the end of the period
(3) In million m3
(4) Number of water and sewage connections per employee
(5) Does not include the Municipality of São Bernardo do Campo

8. Payment to Shareholders

In 2003, the Board of the Company approved the distribution of interest on own capital in the amount of R$ 504 million. The table below shows the amount on the results of the year 2003:

Year 2003 – Reference Period	Interest on Own Capital R$/1,000 shares)

First Quarter	1.41
April	4.15
October	5.44
November and December	6.70

Total	17.70

9. Financing and Loans

Financing

In order to guarantee the investment funding for the coming years (Plano Plurianual de Investimentos), SABESP continued its negotiations with several financing agents, as follows:

General Federal Budget – OGU (Non-Onerous Resources)

SABESP is the executor of São Paulo State, obtaining from Federal Government, through the Ministry of Cities, the resources destined to water and sewage services.

The resources were allocated to construction of the main trunk sewer of Ribeirão Pires and Rio Grande da Serra Municipalities, part of the São Paulo metro area, to perform the reversion of the sewage of these two areas to the ABC Region Sewage Treatment Plant.

The total value of the investment is R$ 27.5 million, of which the Federal Government provides R$ 17.3 million, through two agreements referring to years 2002 and 2003.

FGTS - Resources from the Federally-managed Severance Indemnity Fund

In 2003, SABESP signed 16 financing contracts with the resources of FGTS and its financial agent Caixa Economica Federal, repayable over 180 months, with up to 36 months of grace period, bearing the following interest rates: TR plus 8.0% p.a. for the water systems and TR plus 6.5% p.a. for the sewage systems. The total amount of the financing was R$ 324.5 million for a total investment needed of R$ 361 million, of which R$ 36.5 million came from company’s own resources.

FEHIDRO – State Fund for Hydro Resources

In 2003, SABESP contracted resources from FEHIDRO for 13 projects, for investments totaling R$ 5.9 million, of which R$ 2.8 million are without financial costs and without repayment obligation, and the counterpart of R$ 3.1 million provided by the Company.

In 2003 the total disbursement from FEHIDRO was R$ 518.3 thousand, related to 28 ongoing projects.

PRODES – National Hydro Resources Decontamination Program by National Water Agency - ANA

In 2001 SABESP signed 6 contracts (Pindamonhangaba-Araretama, Pindamonhangaba-Moreira Cesar, Itatiba, São José dos Campos, Hortolândia and São Luiz do Paraitinga) with Federal Government, through National Water Agency, aiming the financial stimulus by receiving the payment of R$ 16.2 million for the treated sewage under PRODES guidelines.

Of these contracts, the construction in Pindamonhangaba (Moreira Cesar) was finished in 2003, and its certification process will start in March 2004. The other projects are under construction, except for Itatiba, which is now in the final stages of the bidding process.

In 2003 two more contracts were signed related to the construction of sewage network and treatment plants in the municipalities of Arujá and Biritiba Mirim (R$ 3.3 million). The total amount of the eight contracts signed is R$ 19.5 million.

Japan Bank for International Cooperation (JBIC)

SABESP concluded the negotiation of a yen-denominated loan, in the amount of ¥ 21,320 million, equivalent to approximately R$ 571.5 million. The funds will be used in the Environmental Recovery Program for the Santos metro region, a total investment of ¥ 39,221 million equivalent to approximately R$ 1,051.4 million, of which SABESP will provide the remaining amount of ¥ 17,901 million equivalent to approximately R$ 479.9 million.

The State of Sao Paulo Legislative approved the Law #10,820/01 conceding the counter guarantee of Federal approval. The financing was already approved by COFIEX – External Financing Commission, Federal committee that analyses and approves projects undertaken with international governmental agencies funding.

The Exchange of Diplomatic Notes agreement between the Brazilian and Japanese governments was signed in August 2003 and forwarded to the Congress for approval (Message #700/2003).

The concession of Federal guarantee to JBIC should be submitted for approval in Senate. The referred process is now under analysis in National Treasury (STN) and Finance Ministry State Attorney (PGFN).

The Environmental Program was included in State of Sao Paulo budget for 2004 (Law #11,607 of 12/29/2003) and in the Law of Budgetary Regulation for year 2004 (Law #11,437 of 07/16/2003).

The Company already accepted the financial terms of the project. The main coming events are the signing of the Financing Contract SABESP & JBIC, expected for May 2004, followed by the final stage of the appointment of Program Manager.

Water and Sewage System Program 2004 (Programa Pró-Saneamento 2004)

SABESP requested to Ministry of Cities and Urban Areas through Federal Savings and Loans Bank (Caixa Econômica Federal – FGTS) funding for new 40 projects, totaling R$ 714.2 million. The total value of the new investment is R$ 794.6 million, in the Water and Institutional Development categories. The Proposals for the 40 enterprises are now under analysis of the Ministry of Cities and Urban Areas (responsible for the allocation of FGTS resources), for standardization, classification and selection, and the credit should be approved till the end of April 2004, according to Resolution #3,153 of 12/11/2003 of National Monetary Committee.

BNDES

On August 8, 2002, SABESP entered into the first loan contract with BNDES and four private banks that work as BNDES on lending agents, amounting to R$ 240 million. This loan will be used to finance part of the domestic portion of the funding of the TietêProject – 2nd phase. BNDES has already disbursed R$ 100 million of that amount.

SABESP is in the final stages of formalizing till April 30, 2004 a new loan contract of R$ 300 million. This amount will be used to finance part of the domestic portion of the Environmental Recovery Program for the Santos metro region, which will be co-funded by the JBIC: R$ 140 million will be allocated to sewage system projects and the remaining R$ 160 million will be allocated to water system projects. The bearing interest are equivalent to TJLP plus 3% pa for water systems and TJLP plus 1% pa for sewage systems, repayable over 10 years, with a three-year grace period.

Loans

SABESP conducted the following refinancing operations in the national and international capital markets:

Repricing of debentures:

In March 2003, SABESP conducted the integral repricing of the 3rd issue of debentures in the amount of R$ 413 million. Of this amount, R$ 367 million is on float in the financial market and the company holds R$ 46 million.

In October SABESP conducted the repricing of the 5th issue of debentures, in the amount of R$ 400 million.

Eurobonds:

In June 2003, SABESP issued US$ 225 million in the international market and the resources were destined mainly to the payment of US$ 200 million eurobonds due on July 15, 2003. The remaining US$ 25 million were allocated to interest payments of other dollar denominated debt, such as IDB and World Bank.

10. Settlement of Loans and Financing

Total indebtedness payable by the end of 2004 amounts to R$ 997.0 million, of which R$ 283.3 million is denominated in US dollars.

(R$ million)

INSTITUTION	2004	2005	2006	2007 onward	TOTAL

Domestic Market
Banco do Brasil	156.6	170.5	185.5	1,937.3	2,449.9
Caixa Econômica Federal	36.4	36.5	40.4	409.4	522.7
Debentures	466.5	243.5	243.5	143.5	1,097.0
BNDES	-	4.9	14.6	82.7	102.2
Others	2.3	3.7	3.7	18.2	27.9
Interests and Charges	51.9	-	-	-	51.9

Total Domestic	713.7	459.1	487.7	2,591.1	4,251.6

INTERNACIONAL

World Bank	53.8	13.0	13.0	6.5	86.3
Société Génerale	3.0	3.3	3.7	-	10.0
IDB	110.2	110.2	117.7	959.6	1,297.7
Eurobonds	-	794.5	-	650.1	1,444.6
Deutsche Bank Luxembourg	57.8	57.8	-	-	115.6
Interest and Charges	58.5	-	-	-	58.5

Total Internacional	283.3	978.8	134.4	1,616.2	3,012.7

Total Geral	997.0	1,437.9	622.1	4,207.3	7,264.3

CEF – Federal Savings and Loans Bank
IDB – Interamerican Development Bank

*********************

11. Conference Call and Webcast Details

English:	Tuesday, April 6, 2004 12:00 pm – US ET (New York) Tel: +1 (973) 935-2107 Conference Call ID: SABESP or 4652587

Portuguese:	Tuesday, April 6, 2004 10:00 am – US ET (New York) Tel: (55) 11 2101-1490 Conference Call ID: SABESP

For additional information, please contact the Investor Relations Department:

Helmut Bossert	Marisa Guimarães
(5511) 3388-8664	(5511) 3388-9135
hbossert@sabesp.com.br	marisag@sabesp.com.br

www.sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ thousand

	2003	2002	%

Sales/Services Gross Revenues	4,307,534	3,962,436	8.7
Water Supply - Retail	2,190,971	2,015,206	8.7
Water Supply - Wholesale	262,045	230,481	13.7
Sewage Collection and Treatment	1,756,399	1,586,181	10.7
Other Services	98,119	130,568	(24.9)

Gross Revenue Deductions (COFINS/PASEP)	(197,650)	(195,289)	1.2

Net Sales	4,109,884	3,767,147	9.1

Cost of Goods and/or Services Sold	(2,046,834)	(1,814,976)	12.8

Gross Profit	2,063,050	1,952,171	5.7

Selling Expenses	(297,302)	(385,139)	(22.8)
General & Administrative Expenses	(253,738)	(226,024)	12.3
Net Interest Income (Expense)	(346,477)	(2,276,293)	(84.8)

Operating Result	1,165,533	(935,285)	-

Non-Operating Expenses (Income)	(54,455)	(3,424)	1,490.4

Income Before Taxes	1,111,078	(938,709)	-

Provision for Income Tax/Social Contribution	(216,089)	(2,842)	7,503.4
Provision for Deferred Income Tax/Social Contribution	(26,547)	326,157	(108.1)

Extraordinary Item Net of IT and SC	(35,122)	(35,122)	-

Net Income	833,320	(650,516)	-

Shares Outstanding (1,000 shares)	28,479.6	28,479.6
EPS (R$/1,000 shares)	29.26	(22.84)	-

Depreciation and Amortization	564,455	519,075	8.7
EBITDA	2,076,465	1,860,083	11.6
% of net sales	50.5	49.4

Balance Sheet

Brazilian Corporate Law	R$ thousand

ASSETS	12/31/03	12/31/02

Cash and Cash Equivalents	281,013	414,671
Clients - Accounts Receivables	811,701	911,235
Accounts Receivable from Shareholders	-	116,990
Inventory	22,308	22,642
Deferred Taxes and Contributions	29,684	58,502
Other Receivables	13,015	84,860

Total Current Assets	1,157,721	1,608,900

Clients - Accounts Receivables	185,090	12,409
Accounts Receivable from Shareholders
GESP Agreement	484,800	607,374
Accounts Receivables	170,363	-
Indemnities Receivable	148,794	148,794
Judicial Deposits	17,576	23,507
Deferred Taxes and Contributions	222,804	206,033
Other Receivables	30,583	20,433

Total Long-Term Assets	1,260,010	1,018,550

Investments	740	740
Permanent Assets	14,063,248	13,670,781
Deferred Assets	48,951	49,680

Total Permanent Assets	14,112,939	13,721,201

Total Assets	16,530,670	16,348,651

LIABILITIES	12/31/03	12/31/02

Suppliers and Constructors	51,934	36,611
Loans and Financing	996,998	1,332,469
Salaries and Payroll Charges	135,294	85,751
Provision for Judicial Pendencies	19,266	179,935
Interest on Own Capital Payable	242,524	235,255
Taxes and Contributions	84,488	85,921
Deferred Taxes and Contributions	45,502	86,169
Other Payables	152,316	43,355

Total Current Liabilities	1,728,322	2,085,466

Loans and Financing	6,267,265	6,545,187
Taxes and Contributions	282,214	73,725
Deferred Taxes and Contributions	121,117	75,880
Provision for Contingencies	384,571	237,370
Pension Fund Obligations	145,540	68,336
Other Payables	24,698	16,211

Total Long-Term Liabilities	7,225,405	7,016,709

Capital Stock	3,403,688	3,403,688
Capital Reserves	50,739	49,503
Revaluation Reserves	2,723,720	2,857,965
Profit Reserves	1,398,796	935,320

Shareholder's Equity	7,576,943	7,246,476

Total Liabilities and Shareholder's Equity	16,530,670	16,348,651

Statements of Cash Flow

Brazilian Corporate Law	R$ thousand

Description	12M03	12M02

Cash flow from operating activities
Net income (loss) for the period	833,320	(650,516)
Adjustments for reconciliation of net income
Deferred income tax and social contribution	16,617	(267,984)
Provisions for contingencies	(13,468)	174,440
Liabilities related to pension plans	77,204	60,098
Property: plant and equipment received as donations (Private Sector)	(2,428)	(6,786)
Loss in the write-off of property: plant and equipment	61,654	16,479
Write-off of deferred assets	984	-
Gain in the sale of property: plant and equipment	(4)	-
Depreciation	544,731	500,954
Amortization	19,724	18,121
Interest calculated on loans and financing payable	802,976	752,725
Foreign exchange loss on loans and financing	(396,147)	1,448,933
Monetary exchange loss on interest on own capital	31,098	-
Provisions for bad debt	37,625	162,915

	2,013,886	2,209,379

(Increase) decrease in assets
Clients	61,909	(262,414)
Accounts receivable from shareholders	116,990	(97,250)
Inventories	334	(755)
Tax loss carry forwards	-	27,415
Other accounts receivable	71,845	(54,777)
Clients – long term	(172,681)	(1,392)
Accounts receivable - Agreement w/ State of São Paulo Government	122,574	41,683
Accounts receivable - State of São Paulo Government	(170,363)	-
Indemnities receivable	-	-
Judicial deposits	5,931	(7,415)
Other long term receivables	(10,150)	(16,271)

	26,389	(371,176)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	15,323	(44,412)
Salaries and payroll charges	49,543	10,438
Interest on own capital payable	(6,685)	-
Taxes and contributions	(1,433)	5,732
Other accounts payable	108,961	5,224
Taxes and contributions – long term	208,489	(50,368)
Other accounts payable - long term	8,487	-

	382,685	(73,386)

Net cash from operating activities	2,422,960	1,764,817

Cash flow from investing activities

Acquisition of property: plant and equipment	(1,007,260)	(585,979)
Sale of property: plant and equipment	7	-
Increase in Deferred Assets	(9,469)	(11,223)

Net cash used in infesting activities	(1,016,722)	(597,202)

Cash flow from financing activities

Loans and Financing - long term
Funding	918,623	457,371
Payments	(1,937,286)	(1,221,794)
Interest on own Capital
Interest on own capital payment	(119,521)	(401,309)
Balancing Accounts	(401,712)	-

Net cash used in financing activities	(1,539,896)	(1,165,732)

Net increase (decrease) in cash equivalents	(133,658)	1,883

Cash and cash equivalents at the beginning of the period	414,671	412,788

Cash and cash equivalents at the end of the period	281,013	414,671

Change in Cash	(133,658)	1,883

Additional information on cash flow
Interest and fees paid on loans and financing	856,331	701,752
Capitalization of interest and financial charges	(1,559)	17,902
Income tax and social contribution payable	130,731	16,595
Property: plant and equip. received as donations and/or paid in stocks	3,664	15,310
COFINS and PASEP taxes payable	154,344	50,481

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 30, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.